Filed by thinkorswim Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: thinkorswim Group Inc.

Commission File No. 000-52012

TD AMERITRADE TO ACQUIRE THINKORSWIM

FAQ for thinkorswim Clients

Q1.                            Why is this a good deal for thinkorswim clients?

For thinkorswim clients, joining TD AMERITRADE will introduce them to a comprehensive line-up of long-term investment solutions that include the following:

•                  New trading tools – for functionality like back-testing and program trading, which will help clients mitigate risk, generate trade ideas and inject more discipline into their investment strategies.

•                  Outstanding service and flexible support – 24 hours a day, 7 days a week. We can assist clients online, over the phone or at one of more than 100 branches nationwide.

•                  Independent, objective research – powerful research from third-party industry leaders like Minyanville Buzz & BanterTM, Market Edge and Standard & Poors.

•                  Retirement solutions – powerful, easy-to-use tools and calculators that estimate and help address retirement needs, as well as a number of individual retirement accounts that are easy to open, fund and manage, with no setup or annual fees.

•                  Enhanced access to mutual funds, bonds, and other products.

Q2.                            How is my thinkorswim account affected?

Until the transaction is completed, sometime in the next six months, thinkorswim will continue to be a separate entity and there will be no change in our products or services.  The thinkorswim trading platform and technology, dedication to service and pricing all remain the same.  After the deal closes, we look forward to making TD AMERITRADE’s comprehensive range of investment and trading services, state-of-the art research tools, convenient local branches and innovative technology available over time to thinkorswim clients.

Q3.                            thinkorswim was created for active traders with a strong options orientation; won’t its unique qualities be lost on consolidation with TD AMERITRADE?

TD AMERITRADE recognizes that we have built thinkorswim on a platform of innovation and technological superiority to meet the exacting needs of active traders.  They are committed to ensuring that you continue to receive the best in brokerage service.

Q4.                            Who will clear my trades?

There will be no changes until the transaction closes; we will provide information related to the transition as soon as possible after the transaction is completed.

Q5.                            Will my commission rates change?

All decisions about commissions will continue to be made by thinkorswim as an independent company until the transaction closes.  We will provide information related to the transition as soon as possible after the transaction is completed.

Q6.                            Will I need to go to a different website to trade?

There will be no changes until the deal closes; we will provide information related to the transition period after close as that information becomes available.

Q7.                            Will the software platform change?

There will be no changes until the transaction closes; we will provide information related to the transition period after close as soon as that information becomes available.

Q8.                            Will I have access to TD AMERITRADE’s tools?

There will be no changes until the transaction closes.  Over time once the deal is completed, we plan to build on the combined strengths of thinkorswim and TD AMERITRADE to deliver an even better brokerage experience.  We’ll be making TD AMERITRADE’s comprehensive range of investment and trading services, state-of-the art research tools, convenient local branches and innovative technology available to thinkorswim clients.

Q9.                            Who should I call to resolve trade/customer service issues?

Until the transaction is closed, you should continue to call your thinkorswim representative for any issues that arise from your use of the thinkorswim system.  TD AMERITRADE and thinkorswim will continue to be separate, independent companies until the transaction closes.

Q10.                     Where will I send my account opening forms/funding information?

Until the transaction is closed, you should continue to use the thinkorswim website or call your thinkorswim representative to open or fund your thinkorswim accounts.  TD AMERITRADE and thinkorswim will continue to be separate, independent companies until the transaction closes.

Q11.                     I already have an account with TD AMERITRADE, as well as an account with thinkorswim.  Who should I call re: customer service issues on my TD AMERITRADE account?

You should continue to call your TD AMERITRADE representative for any issues that arise with that account.

Forward-Looking Statements

Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties.  thinkorswim and TD AMERITRADE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving thinkorswim and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of thinkorswim stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in thinkorswim’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov.  thinkorswim and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, TD AMERITRADE will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim that also constitutes a prospectus of TD AMERITRADE.  thinkorswim will mail the proxy statement/prospectus to its stockholders.  TD AMERITRADE and thinkorswim urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by thinkorswim and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing thinkorswim’s website at www.thinkorswim.com by clicking on the link for “Investor Relations”, then clicking on the link for  “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.amtd.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

thinkorswim, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from thinkorswim stockholders in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of thinkorswim stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about thinkorswim’s executive officers and directors in thinkorswim’s definitive proxy statement filed with the SEC on April 29, 2008.  You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on January 6, 2009.  You can obtain free copies of these documents from thinkorswim or TD AMERITRADE using the contact information above.